EXHIBIT 11.1

                        ROCHESTER MEDICAL CORPORATION
                        COMPUTATION OF LOSS PER SHARE

                                 YEAR ENDED SEPTEMBER 30,
                                   1996            1995

  Primary and fully diluted:
    Average shares
     outstanding                  3,866,764       2,681,510
  Net loss                      $(1,359,872)    $(1,311,017)
  Per share amount              $     (0.35)    $     (0.49)